FRANK J. HARITON $ ATTORNEY - AT - LAW

1065 Dobbs Ferry Road $ White Plains $ New York 10607 $ (Tel) (914) 674-4373 $ (Fax) (914) 693-2963 $ (e-mail) hariton@sprynet.com

October 8, 2012

Sonia Barros

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

E C Consulting International, Inc. (the “Company” or “Issuer”)

Registration Statement Form S-1/ Pre-Effective Amendment Two

File No.: 333-183011

Dear Ms. Barros:

Enclosed is Pre-Effective Amendment Two to the above Registration Statement. The changes are made in response to staff comments. The paragraph numbers below correspond to the numbered comments in your comment letter dated October 1, 2012.

Prospectus Cover Page

1.

Requested change has been made.

About E. C. Consulting International, Inc.

2.

The third paragraph of this section has been expanded.

The Offering

3.

The fourth paragraph of this section has been clarified to indicate clearly that the Company will have immediate access to funds received from investors.

Use of Proceeds

4.

The first paragraph of the section indicates that offering proceeds will be less than offering costs. The second paragraph of the section clarifies the sequence of payments that will be made.

Operations

5.

We have provided sales by customer for the past two fiscal years. As indicated the overall list includes a large number of entities served at various times to various extents over the past 12 years. It is not reasonable or practical to provide data on specific customers going back further than the past two fiscal years.

6.

We cannot locate a reference to having one ongoing client. The Company performs a limited number of seminars for a limited number of clients each quarter and each year. However, those clients vary from period to period. We do repeat seminars for some clients, at varying intervals, but only one-time seminars for others. We have clarified that point. We generally use STRUCTOGRAM materials and approaches; but that is an approach not a customer. We provided the list of customers in response to Question 13 of your previous Comment Letter to indicate that we have been providing services for 12 years and have provided various levels of services to a large variety of customers. We have added some explanatory language to the list provided in the Prospectus.

7.

The audit work was entirely done in periods subsequent to March 31, 2012, and, based on discussions with  the auditors, was recorded when the work was done and liability incurred.

Management’s Discussion and Analysis

8.

The Company has given the most realistic assessment that it can in Business. It indicates that it will continue conducting business in the manner that it has which requires very little variable or incremental costs unless more revenue or other source of funds is available. It cannot predict if or when that will happen.

Business

9.

We are not aware of any Swiss regulations that would have a significant impact on our investors.

10.

 PART 230: General Rules and Regulations, Securities Act of 1933 defines a “foreign private issuer” as “The term foreign private issuer means any foreign issuer…” A “foreign issuer” is defined as “The term foreign issuer means any issuer which is a foreign government, a national of any foreign country or a corporation or other organization incorporated or organized under the laws of any foreign country.” The Company is incorporated in Nevada. As such, it is not a foreign issuer.

Directors, Executive Officers, Promoters and Control Persons

11.

The name of Dr. Gehret’s entities that are predecessors to the Company is now disclosed. He has not had any other employment during the past ten years. Ms. Gehret has had no employment other than as set forth in her biography section.

Summary Executive Compensation

12.

We have added the requested disclosure.

Certain Relationships and Related Transactions

13.

We have added the requested disclosure.

If you have any questions or require anything further, please feel free to call me at 914-674-4373.

Sincerely,

/s/ Frank J. Hariton

Frank J. Hariton

cc:  E C Consulting International, Inc.